**ENIGMA MPC INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Revenue Recognition*

~~The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers ("ASC 606"). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.~~

~~ASC 606 prescribes a 5 step process to achieve its core principle:~~

- ~~Step 1: Identify the contract with the customer~~

- ~~Step 2: Identify the performance obligations in the contract~~

- ~~Step 3: Determine the transaction price~~

- ~~Step 4: Allocate the transaction price to the performance obligations in the contract~~

- ~~Step 5: Recognize revenue when the Company satisfies a performance obligation~~

~~Based on the Note 1, the~~The Company has determined that the issuance of ENG Tokens in the ICO represented an implied obligation to perform research and development services and therefore accounts for the proceeds received in the ICO in accordance with ASC 730-20, "Research and Development Arrangements." At the time of, and in conjunction with the ENG Token issuance, the Company's obligation was to develop Catalyst and the Enigma Data Marketplace (together, the Enigma Network). Due to the significant hurdles in developing the Enigma Network, all of the Company's development costs were expensed. Pursuant to ASC 730-20, all proceeds received from the ICO are recorded as deferred revenues. ~~Due to the~~ ~~difficulty at the time of the ICO in estimating the timing and success of outcome of the development of the Enigma Network, all development cost are expensed as incurred.~~

~~Deferred revenues are recognized as income over the period of development in an amount equal to the operational expenditures incurred with no profit margin (net 0), until the completion of the development.~~

The following tables demonstrates the movement in the deferred revenue.

| (USD In Thousands) | | |
| --- | --- | --- |
| **Balance at March 1, 2018**[(1)] | $ | 21,087 |
| Service provide in exchange of digital token (Enigma) | | 1,210 |
| Revenue Realized | | (22,297) |
| **Balance at February 28, 2019** | | - |
| Revenue Realized | | - |
| **Balance at August 31, 2020 (unaudited)** | $ | - |

[(1)] Balance as of such date does not include the ENG Token Liability in the amount of $24.9 million.

As of February 28, 2019, the Company believes that it has completed its implied obligation to perform the research and development services. Therefore, there is currently no requirement to defer any revenue, and any remaining balance of the deferred revenue subsequent to the Claims Form Deadline will be recorded immediately as revenue.

Pursuant to the Settlement Agreement (as defined and described further in Note 1B), the Company is obligated to refund amounts raised for the purpose of developing the Enigma ~~project~~Network if valid claims are submitted and may incur other fines and penalties. ~~The Company determined that the Settlement Agreement represented a contract~~

modification, in accordance with ASC 606-10-25-11, as the terms were considered enforceable. The Company determined such revisions were enforceable in September 2017 based on ongoing negotiations initially with ultimately with the SEC that resulted in the final Settlement Agreement being executed on February 2020. The contract modification did not add any new services to the performance obligation to develop the Enigma project. Therefore, and in accordance with ASC 606-10-25-13(b), the Company has accounted for the contract modification as if it were part of the existing contractual arrangement that has been partially satisfied and the requirement to potentially refund some of the Enigma Project development services consideration received. Accordingly, it has and will continue to defer recognition of revenue up to the estimated maximum claim of $24.9 million until the uncertainty of determining the amount of the refund liability is resolved. The company believes that aside from the estimated full refund amounts it has completed all the Enigma project obligation as of February 28, 2019 and therefore recognized all of its ICO revenue. As of February 28, 2019 and February 28, 2018, the Company estimated the amount of refunds to be paid to the claimants at $24.9 million (as noted in the ENG Token Liability) of the proceeds and as such the Company recorded this amount as a liability.